EXHIBIT 12.1

MAXIM INTEGRATED PRODUCTS, INC.
Statement of Ratio Of Income To Fixed Charges
(Dollar amounts in millions)

	Years ended
	June 25 2011	June 26 2010	June 27 2009	June 28 2008	June 30 2007
Income before provision for income taxes	$661.7	$300.1	$34.6	$482.8	$413.7

Fixed Charges:
Interest portion of rental expense	$0.6	$0.4	$0.4	$0.3	$0.2
Interest expense	11.1	0.4	0.8	0.4	0.9
Total fixed charges	$11.7	$0.8	$1.2	$0.7	$1.1

Ratio of income to fixed charges	57x	371x	30x	697x	383x